UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  2-39458

CUSIP Number:  295242-10-1

(Check one): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form N-SAR  ☐ Form N-CSR

For the Period Ended:  June 30, 2004

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Erie Family Life Insurance Company
(Full Name of Registrant)

N/A
(Former Name, if Applicable)

100 Erie Insurance Place
Address of Principal Executive Office (Street and Number)

Erie, Pennsylvania 16530
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):    ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

In our Form 10-K Annual Report for 2003, we identified a weakness in internal control over the processes used to determine the recorded amount of deferred acquisition costs (“DAC”) and related DAC amortization. Our independent auditors, Ernst & Young LLP, in conjunction with their audit of our 2003 financial statements, characterized this weakness as a “material weakness” as defined in Statement on Auditing Standards No. 60. In our Form 10-Q Quarterly Report for the quarter ended March 31, 2004, we reported that we, under the direction of our Chief Executive Officer and Chief Financial Officer and in collaboration with the Audit Committee of our Board, had developed a plan to correct this material weakness in internal control during 2004. We also reported in our Form 10-Q Quarterly Report for the quarter ended March 31, 2004, that if our evaluation were complete and no further adjustments were identified during the completion of our evaluation, we might have to restate certain of our previously issued financial statements.

Based on our continuing evaluation of this material weakness and information provided by an independent consulting actuary, we have determined that we will restate our financial statements for the years ended December 31, 2001, 2002 and 2003 and the quarter ended March 31, 2004 to reflect adjustments in our previously reported DAC and DAC amortization.

We determined that it would be inappropriate for us to file our Form 10-Q Quarterly Report for the quarter ended June 30, 2004 until we were able to file concurrently our restated financial statements for the years ended December 31, 2001, 2002 and 2003 and the quarter ended March 31, 2004.  Because of the complexities involved and the amount of items necessary to be checked for possible adjustment prior to filing our restated financial statements, we were not able to complete the resettlement of our financial statements for the years ended December 31, 2001, 2002 and 2003 and the quarter ended March 31, 2004 prior to the scheduled filing date of our Form 10-Q Quarterly Report for the quarter ended June 30, 2004. We are therefore filing this Form 12b-25 to provide notice of the late filing of our Form 10-Q for the quarter ended June 30, 2004.

We anticipate concurrently filing Form 10-K/A Annual Reports containing our restated financial statements for the years ended December 31, 2001, 2002 and 2003, a Form 10-Q/A Quarterly Report containing our restated financial statements for the quarter ended March 31, 2004 and a Form 10-Q Quarterly Report for the quarter ended June 30, 2004 on or before the fifth calendar day following the prescribed due date of our Form 10-Q Quarterly Report for the quarter ended June 30, 2004.

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Timothy G. NeCastro	814	870-4414
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Erie Family Life Insurance Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 13, 2004

By:	/s/ TIMOTHY G. NECASTRO
Timothy G. NeCastro, Senior Vice President and Controller (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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